UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 64125/March 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14291

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In the Matter of	:
	:
ADMIRALTY HOLDING CO.,	:
AMERICAN CONSOLIDATED	: ORDER MAKING FINDINGS AND
MANAGEMENT GROUP, INC.,	: REVOKING REGISTRATIONS
DNC MULTIMEDIA CORP.,	: BY DEFAULT
DORSEY TRAILERS, INC.	:
(n/k/a DT LIQUIDATION, INC.), and	:
ELECTRACAPITAL, INC.	:
(a/k/a ELECTRA CAPITAL, INC.)	:

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SUMMARY

This Order revokes the registrations of the registered securities of Admiralty Holding Co., American Consolidated Management Group, Inc., DnC Multimedia Corp., Dorsey Trailers, Inc. (n/k/a DT Liquidation, Inc.), and ElectraCapital, Inc. (a/k/a Electra Capital, Inc.) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on March 10, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on March 11, 2011.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Admiralty Holding Co. (ADMH)[2] (CIK No. 85684)[3] is a delinquent Colorado corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ADMH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $2,282,063 for the prior nine months. As of March 3, 2011, the common stock of ADMH was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Consolidated Management Group, Inc. (ACMI) (CIK No. 891713), is an expired Utah corporation located in Greer, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ACMI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2006, which reported a net loss of $144,847 for the prior three months. As of March 3, 2011, the common stock of ACMI was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DnC Multimedia Corp. (DCNMQ) (CIK No. 1123845) is a dissolved Georgia corporation located in Suwanee, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DCNMQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2007, which reported a net loss of $2,557,079 for the prior year. On December 19, 2008, DCNMQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was dismissed on June 30, 2009. As of March 3, 2011, the common stock of DCNMQ was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Dorsey Trailers, Inc. (n/k/a DT Liquidation, Inc.) (DSYT) (CIK No. 924117), is a void Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DSYT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 1, 2000, which reported a net loss of $1,400,000 for the prior twenty-six weeks. On December 4, 2000, DSYT filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Alabama, which was converted to Chapter 7 and still pending as of

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[2] The short form of each issuer's name is also its stock symbol.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

March 3, 2011. As of March 3, 2011, the common stock of DSYT was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ElectraCapital, Inc. (a/k/a Electra Capital, Inc.) (ECTA) (CIK No. 1139220), is a defaulted Nevada corporation located in Fort Mill, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ECTA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2003, which reported a net loss of $194,354 for the prior nine months. As of March 3, 2011, the common stock of ECTA was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-1.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.   Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." <u>e-Smart Techs., Inc.</u>, 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Admiralty Holding Co. is REVOKED;

the REGISTRATION of the registered securities of American Consolidated Management Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of DnC Multimedia Corp. is REVOKED;

the REGISTRATION of the registered securities of Dorsey Trailers, Inc. (n/k/a DT Liquidation, Inc.), is REVOKED; and

the REGISTRATION of the registered securities of ElectraCapital, Inc. (a/k/a Electra Capital, Inc.), is REVOKED.


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Carol Fox Foelak
Administrative Law Judge
